UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

(Amendment No. 5)

MIDAS, INC.

(Name of Subject Company (Issuer))

GEARSHIFT MERGER CORP.

a wholly owned subsidiary of

TBC CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

595626102

(CUSIP Number of Class of Securities)

Brian Maciak

VP & General Counsel, TBC Retail Group

TBC Corporation

4300 TBC Way

Palm Beach Gardens, FL 33410

(561) 383-3000 ext. 2608

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Alan J. Neuwirth, Esq.

Bradley K. Edmister, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

(212) 309-6110

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$172,019,707	$19,713.46

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) an amount equal to $11.50, the per share tender offer price, multiplied by the sum of 14,408,542, the number of shares of common stock issued and outstanding (including 752,479 shares of restricted stock), plus (b) an amount equal to 1,681,511, the number of shares of common stock that were reserved for issuance pursuant to stock option and stock appreciation rights plans, multiplied by $11.50, plus an amount equal to 41,273, the number of shares of common stock that were reserved for issuance pursuant to a warrant agreement, multiplied by $11.50. The foregoing share figures have been provided by the issuer to the offerors and are as of close of business on March 9, 2012.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction valuation by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$19,713.46	Filing Party:	Gearshift Merger Corp. and TBC Corporation
Form or Registration No.:	Schedule TO-T	Date Filed:	March 28, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 5 amends and supplements Items 1 and 12 in the Tender Offer Statement on Schedule TO originally filed on March 28, 2012 with the Securities and Exchange Commission by Gearshift Merger Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of TBC Corporation, a Delaware corporation (“Parent”) as amended by Amendment No. 1 filed on April 2, 2012, Amendment No. 2 filed on April 6, 2012, Amendment No. 3 filed on April 11, 2012 and Amendment No. 4 filed on April 18, 2012 (as so amended, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser and Parent to purchase all of Midas, Inc.’s outstanding Shares for $11.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser and Parent dated March 28, 2012, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 1.	Terms of the Offer.

The section of the Offer to Purchase entitled “Terms of the Offer” is hereby amended and supplemented by adding the following at the end of such section:

“The Offer expired at 12:00 midnight, New York City time, at the end of Tuesday, April 24, 2012. On April 25, 2012, Parent and Midas issued a press release announcing that the Depositary has advised Purchaser that, as of the Expiration Date, 9,923,605 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, which tendered Shares represent 68.8% of the total outstanding Shares, and of which 326,192 Shares were tendered by guaranteed delivery. Purchaser has accepted for payment, and expects to promptly pay for, all Shares validly tendered and not properly withdrawn on or prior to the Expiration Date.

Pursuant to the Merger Agreement, Purchaser intends to exercise its Top-Up, pursuant to which Midas will issue Shares to Purchaser, at a price per Share equal to the Offer Price, in an amount sufficient to ensure that Purchaser and Parent can effect a short-form merger under applicable Delaware law. As the final step of the acquisition process and following payment for all Shares validly tendered and not properly withdrawn on or prior to the Expiration Date and the issuance of Shares to Purchaser pursuant to the Top-Up, Parent and Purchaser expect to effect a short-form merger of Purchaser with and into Midas under Delaware law as promptly as practicable. At the time the Merger becomes effective, each Share issued and outstanding immediately prior to the effective time (other than (i) Shares then owned by Parent, Purchaser, Midas or any of their respective direct or indirect wholly owned subsidiaries and (ii) Shares that are held by any stockholders who are entitled to and properly demand appraisal in connection with the Merger) will, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes. In addition, upon completion of the Merger, the common stock of Midas will cease to be traded on the NYSE.

A copy of the press release issued by Parent and Midas announcing the expiration and results of the Offer is filed as Exhibit (a)(5)(A) to the Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(A)	Joint Press Release issued by Midas and Parent dated April 25, 2012

SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

GEARSHIFT MERGER CORP.

By:	/s/ Brian Maciak
	Name:	Brian Maciak
	Title:	Vice President and Secretary
	Date:	April 25, 2012

TBC CORPORATION

By:	/s/ Timothy Miller
	Name:	Timothy Miller
	Title:	Executive Vice President and Chief Financial Officer and Treasurer
	Date:	April 25, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(A)	Joint Press Release issued by Midas and Parent dated April 25, 2012